UM8G 9/12/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

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1. Name and address of issuer: PF

American Century International Bond Funds
4500 Main Street
Kansas City, Missouri 64111

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2. The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes): __X__ PF

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3. Investment Company Act File Number: 811-06441 PF

Securities Act File Number: 033-43321

4(a). Last day of fiscal year for which this Form is filed:

June 30, 2011

4(b). ______ Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

4(c). ______ Check box if this is the last time the issuer will be filing this Form.

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5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ 492,489,056

(ii) Aggregate price of securities

redeemed or repurchased during the
fiscal year: $ 783,709,969

(iii) Aggregate price of securities
redeemed or repurchased during any
prior fiscal year ending no earlier
than October 11, 1995 that were not
previously used to reduce
registration fees payable to the
Commission: $ 418,319,686

(iv) Total available redemption
credits [add Items 5(ii) and
5(iii): $ 1,202,029,655

(v) Net sales -- if Item 5(i) is
greater than Item 5(iv) [subtract
Item 5(iv) from Item 5(i)]: $ N/A

(vi) Redemption credits available
for use in future years $ 709,540,599
-- if Item 5(i) is less than Item   --------------
5(iv) [subtract Item 5(iv) from
Item 5(i)]:

(vii) Multiplier for determining
registration fee (See Instruction
C.9):   x   .0001161

(viii) Registration fee due
[multiply Item 5(v) by Item 5(vii)]
(enter "0" if no fee is due):   =$ 0

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6.   Prepaid Shares

      If the response to Item 5(i) was determined by deducting an amount of
      securities that were registered under the Securities Act of 1933 pursuant
      to rule 24e-2 as in effect before October 11, 1997, then report the amount
      of securities (number of shares or other units) deducted here: _____

      If there is a number of shares or other units that were registered pursuant
      to rule 24e-2 remaining unsold at the end of the fiscal year for which this
      form is filed that are available for use by the issuer in future fiscal
      years, then state that number here:_____

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7. Interest due -- if this Form is being filed more than 90 days after the end
    of the issuer's fiscal year (see Instruction D):

                                                    +$ N/A   ✓

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8. Total of the amount of the registration fee due plus any interest due [line
    5(viii) plus line 7]:

                                                    =$ 0   ✓
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9. Date the registration fee and any interest payment was sent to the
    Commission's lockbox depository:

                                                            ✓

    Method of Delivery:

        _____ Wire Transfer
        _____ Mail or other means

                            SIGNATURES

This report has been signed below by the following persons on behalf of the
issuer and in the capacities and on the dates indicated.

By (Signature and Title)*
                        ✓Robert J. Leach
                        ✓Vice President



Date: August 31, 2011 ✓

    *Please print the name and title of the signing officer below the signature.

SEC 2393 (9-97)